July 3, 2013

Mark P. Shuman
Branch Chief – Legal
US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

RE:	Research Frontiers Incorporated
Form 10-K FYE December 31, 2012
Filed March 12, 2013
File No. 000-14893

Dear Mr. Shuman:

We reviewed your comment letter dated June 24, 2013 in connection with the above-referenced filing. Please find our response as follows the questions raised in your letter:

1. SEC Comment:

Item 1. Business

1. With respect to prior comment 2, to the extent paragraph (c)(1)(vii) of Regulation S-K is applicable to you, any customer that provided in excess of ten percent of your revenues must be named, if the loss of the customer would have a material adverse effect. Please confirm your understanding in this regard as well as your understanding that perceived adverse competitive impacts of naming such a principal customer do not affect the disclosure obligation.

Research Frontiers Reply:

We confirm that to the extent paragraph (c)(1)(vii) of Regulation S-K is applicable to Research Frontiers, any customer that provided in excess of ten percent of our revenues must be named, if the loss of the customer would have a material adverse effect. Furthermore, we confirm our understanding that perceived adverse competitive impacts of naming such a principal customer do not affect the disclosure obligation.

We did not disclose the name of the automotive glass licensee that accounted for 62% of our sales in Form 10-K for the fiscal year ending FYE December 31, 2012 since we did not believe that the loss of this customer would have a material adverse effect on our financial results.

Research Frontiers licensed its technology to a number of automotive glass companies that account for the vast majority of automotive glass produced and sold into the global automotive OEM market. Each of these licensees pay Research Frontiers a royalty of 10% of their sales of products containing our technology (“SPD Products”). As a consequence: (i) the automotive OEMs have multiple vendors that can supply them with SPD Products, and (ii) Research Frontiers will receive a comparable royalty payment regardless of which automotive glass company an automotive OEM decides to use for SPD Products.

In the event that an automotive OEM decides to change vendors supplying them with SPD Products, Research Frontiers would likely receive a comparable level of royalties from the new automotive glass supplier providing SPD Products to the automotive OEM.

Research Frontiers acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please contact us if we can be of any further assistance regarding this matter.

Sincerely,

Seth L. Van Voorhees
Chief Financial Officer